UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ENPRO INDUSTRIES, INC.
(Exact name of Registrant, as specified in its charter)

North Carolina	001-31225	01-0573945
(State or other jurisdiction	(Commission file number)	(I.R.S. Employer
of incorporation		Identification No.)

5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina	28209
(Address of principal executive offices)	(Zip Code)

Thomas A. Price, 704-731-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__x___ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01    Conflict Minerals Disclosure and Report

Based upon its reasonable country of origin inquiry, EnPro Industries, Inc. ("EnPro") has determined that it is necessary to file a Conflict Minerals Report.

Conflict Minerals Disclosure

EnPro has filed a Conflict Minerals Report as Exhibit 1.01 to this report.

The Conflicts Minerals Report is also available at:

http://www.enproindustries.com/corporate-governance/conflict-minerals-compliance.

Item 1.02     Exhibit

The Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Item 2.01    Exhibits

(d)	Exhibit 1.01 – EnPro Industries, Inc. – 2016 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 31, 2017

ENPRO INDUSTRIES, INC.

By:	/s/ J. Milton Childress II
J. Milton Childress II
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit

1.01	EnPro Industries, Inc. – 2016 Conflict Minerals Report